FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This report is hereby incorporated by reference in our registration statement on Form F-3 (SEC File No. 333- 145973), filed with the SEC on September 11, 2007.

PRESS RELEASE

ICA ACQUIRES EQUITY INTEREST IN CONSORTIUM CONSTRUCTING THE
RIO DE LOS REMEDIOS-ECATEPEC HIGHWAY WITH AN EXPECTED
INVESTMENT OF APPROXIMATELY Ps. 5.2 BILLION

•    Project expected to improve environmental conditions and public health by covering the Rio de los Remedios

Mexico City, September 18, 2007 – Empresas ICA, S.A. de C.V. (BMV and NYSE: ICA) announced today that it has agreed to participate in the construction of the Rio de los Remedios-Ecatepec highway project through the acquisition of a 50% interest in Viabilis Infraestructura, S.A. (Viabilis), which holds the contract for the construction and financing of this public works project. ICA anticipates the project will require a total investment by Viabilis of approximately Ps. 5,200 million. The project is expected to be executed over a term of 34 months, with delivery of the works in stages, concluding in the fourth quarter of 2010.

ICA expects Viabilis will receive payment upon completion of the project, although revenue for construction work performed by ICA is expected to be recorded on a percentage of completion basis. The Company expects to account for its investment under Mexican Financial Reporting Standards using the proportional consolidation method. (Under U.S. GAAP, it will be reported using the equity method.) The Company expects that half the value of Rio de los Remedios-Ecatepec project will be included in backlog.

ICA has made an initial investment in exchange for a 50% shareholding in Viabilis. ICA expects the substantial majority of the funding for the project to come from financing that is expected to be obtained by Viabilis. Viabilis is currently negotiating with Ahorro Corporación Financiera of Spain to obtain a financing commitment. The Company cannot provide any assurance as to whether such financing will be obtained, or as to the terms of any such financing. The balance of the funds for the project are expected to be provided through equity contributions from ICA and Viabilis’ other shareholders.

The project has several objectives: to improve traffic flow in the densely populated cities of Mexico State bordering Mexico City to the north, and to improve environmental and public health conditions by covering the Rio de los Remedios canal. The project is part of the long term plan for improving water quality in the Valley of Mexico.

Viabilis was awarded the construction contract for the project on November 15, 2004 by SAASCAEM (System of Highways, Airports, Related and Auxiliary Services) of the State of Mexico. The project includes covering the Rio de los Remedios canal and building a 25.5 km, six lane, divided toll highway that will connect the towns of Naucalpan, Tlanepantla, Ecatepec, and Nezahualcóyotl and the Gustavo A. Madero district in Mexico City. The project includes the provision of services related to public works and financed public works at unit prices and fixed term, and includes the technical and economic feasibility studies, the executive project, and construction.

PRESS RELEASE

Ahorro Corporación Financiera is made up by the 42 Spanish savings banks and specializes in the financing and structuring of debt to finance infrastructure projects. The Spanish savings banks account for approximately half the financial system in Spain, and have played a key role in the development of the country. In recent years, they have expanded internationally, with participation in infrastructure projects such as highways and airports in the United States and Canada, as well as Latin America.

“Through our participation in the Los Remedios-Ecatepec project, ICA will be able to contribute its knowledge and experience in executing water management and highway works that will improve the quality of life in the zone where the project is being developed,” said Dr. José Luis Guerrero, CEO of ICA. “This project will also enable the governments of the towns in Mexico State to achieve their long standing environmental and transportation objectives. In addition, this project makes use of mixed mechanisms for financing and operation that represent an innovative solution for the creation or execution of infrastructure in Mexico.”

This press release report may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Paloma Grediaga (5255) 5272 9991 x 3664 paloma.grediaga@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 berenice.munoz@ica.com.mx	Liliana Toro (212) 689 9560 liliana.toro@zemi.com

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

INVESTOR RELATIONS	www.ica.com.mx	2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2007

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer